Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Financial Institutions, Inc.:
We consent to incorporation by reference in the Registration Statements No. 333-40544 and 333-87338 on Form S-8 and Registration Statements No. 333-156855 and 333-160843 on Form S-3 of Financial Institutions, Inc. of our reports, dated March 7, 2011, relating to the consolidated statements of financial condition of Financial Institutions, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Financial Institutions, Inc.
/s/ KPMG LLP
Rochester, New York
March 7, 2011